UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Effective September 28, 2015, Stratasys Ltd. (“we,” “us” or the “Company”) and our wholly owned subsidiary, Stratasys International Ltd. (the “Borrower”), terminated the Credit Agreement, dated November 7, 2013, by and among the Company, the Borrower, Bank of America, N.A., as Administrative Agent and Swing Line Lender, and the lenders party thereto (the “Credit Agreement”).

As described in our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on November 8, 2013, the Credit Agreement provided for a five year revolving credit facility in an aggregate principal amount of up to $250 million (the “Revolving Credit Facility”), which permitted swing line loans of up to $25 million. The Borrower had the right to make up to three requests to increase the aggregate commitments under the Revolving Credit Facility by an aggregate amount for all such requests of up to $75 million, provided that, in each case, the Lenders (including new lenders who were eligible assignees under the Credit Agreement) were willing to provide such new or increased commitments and certain other conditions were met.

Our decision to terminate the Credit Agreement and the Revolving Credit Facility thereunder was based on our review of our current cash position.  As of the effective date of termination of the Credit Agreement, there were no amounts outstanding thereunder.

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3, SEC file number 333-190965, filed by the Company with the SEC on September 3, 2013, and Form S-8, SEC file numbers 333-190963 and 333-185240, filed by the Company with the SEC on September 3, 2013 and December 3, 2012, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 30, 2015	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and Chief Operating Officer